UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: February 9, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated February 9, 2010, entitled “CNOOC Ltd. Announces Third Deepwater Discovery in South China Sea”.

Exhibit 99.1

CNOOC LIMITED

For Immediate Release

CNOOC Ltd. Announces Third Deepwater Discovery in South China Sea

(Hong Kong, Feb 9th, 2010) - CNOOC Limited (“the Company" or “CNOOC Ltd,” NYSE: CEO, SEHK: 883) is pleased to announce today that its partner, Husky Oil China Limited (a subsidiary of Husky Energy Inc., “Husky”), has made a new deepwater gas discovery, LiuHua (LH) 29-1 on Block 29/26, marking another important step of the deepwater exploration in the South China sea.

LH 29-1 is the third deepwater gas discovery made on Block 29/26 in the Pearl River Mouth Basin in the Eastern South China Sea. Another two significant discoveries, LiWan (LW) 3-1 and LH 34-2, were made on the Block.

The discovery well LH 29-1-1 was located about 43 kilometers northeast of LW 3-1 gas field and 20 kilometers northeast of LH 34-2 gas field. The well was drilled to a total depth of 3,331 meters, with a water depth of about 720 meters.

LH 29-1-1 encounters gas pay zones with net total thickness of approximately 70 meters . During drill stem tests, the well was tested to flow 57 million cubic feet (mmcf) of natural gas per day.

LW 3-1 and LH 34-2 fields are expected to be developed in parallel with first gas production from LW 3-1 anticipated in 2013. LH 29-1 field will share the development and production facilities with LW 3-1 and LH 34-2.

Mr. Zhu Weilin, Executive Vice President of the Company and General Manager of Exploration Department commented: “Deepwater is one of our major exploration efforts this year. The successive deepwater discoveries made in the South China Sea will further encourage us to carry out our deepwater exploration activities.”

LH 29-1 field will be appraised later this year by Husky to further determine the size of the discovery.

According to the Production Sharing Contract, CNOOC Limited has the right to participate in up to 51 percent working interest in any commercial discoveries on Block 29/26.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.

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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com